# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM C
## UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement
Form C-U: Progress Update:
Form C/A: Amendment to Offering Statement:
  Check box if Amendment is material and investors must reconfirm within five business days.

☑ **Form C-AR: Annual Report**
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of issuer: SMOOVE XPERIENCE INC.
Legal status of issuer:
  Form: Corporation
  Jurisdiction of Incorporation/Organization: Delaware
  Date of organization: October 21, 2021
Physical address of issuer: 800 S. Barranca Ave., Suite 260, Covina CA 91723
Website of issuer: www.smoovex.net

Current number of employees: 12 full-time employees

| | Most recent fiscal year-end 2022 | Prior fiscal year-end 2021 |
|---|---|---|
| Total Assets | 700,278 | 1,180,987 |
| Cash & Cash Equivalents | 29,306 | 82,736 |
| Accounts Receivable | 9,660 | 38,112 |
| Short-term Debt | 280,744 | 207,027 |
| Long-term Debt | 0 | 0 |
| Revenues/Sales | 245,160 | 1,182,588 |
| Cost of Goods Sold | 217,539 | 990,019 |
| Taxes Paid | 0 | 0 |
| Net Income/(Loss) | (764,904) | (1,954,401) |

Table of Contents

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Smoove Xperience, Inc. ("SmooveX," the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or"Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.smoovex.net no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

.
THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

**ABOUT THIS FORM C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form CAR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

**FORWARD-LOOKING STATEMENTS**

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

## OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**Bad Actor Disclosure**
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.



/s/
(Signature)
(Name) Gregory A Duffell
(Title) Group Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.



/s/
(Signature)
(Name) Gregory A Duffell
(Title) Director
(Date) April 28, 2023

/s/
(Signature)
(Name) Ong Chin Yew (Francis)
(Title) Director
(Date) April 28, 2023

***Instructions.***
1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.


**EXHIBIT A**
**ANNUAL REPORT**
**(EXHIBIT A TO FORM C-AR)**
April 28, 2023


Smoove Xperience, Inc.



**SUMMARY**


The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

**The Company**

Smoove Xperience is a digital enablement platform for travel, hospitality and retail merchants to market and sell to travelers already in the travel destination. Via a mobile app, the platform will offer travelers a selection of tours, activities and attractions, restaurants, bars and entertainment, shopping, recommendations and suggestions on the latest local happenings, wellness and more.

The Company was incorporated in Delaware as a corporation on October 21, 2021.

The Company is located at 800 S. Barranca Ave., Suite 260, Covina CA 91723, United States.

The Company's website is https://www.smoovex.net

The Company is headquartered and qualified to conduct business in Covina, California. The Company sells vendor products and services globally through the Internet and mobile apps. It's first mobile app in destination is in Oceania region – Fiji, launched in March 2023, with plans for New Zealand to follow.

The Company also conducts business through a wholly owned subsidiary, Smoove Xperience P/L, a Singapore company, registered on September 2, 2020, and its wholly owned subsidiary, Smoovex Singapore P/L, a Singapore Company, registered on February 16, 2021. Upon the creation of the Company, the Singapore entities were consolidated with, and into, the Company on November 16, 2021.

The Company formed a joint venture, Smoove Xperience Pacific Limited, registered on April 8, 2022, in New Zealand through its Singapore subsidiary, upon formation it initially held 38% share and later increased this to 60% in early 2023.

The information on the Company available on or through our website is not a part of this Form C-AR.

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.*

**Risks Related to the Company's Business and Industry**

***1. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***2. Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population resulted in a widespread health crisis that adversely affected the economies and financial markets of many countries, including the United States, resulting in an economic downturn that severely restricted international travel and reduced the demand for our products and services and impaired our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***3. The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.***

To achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***4. We may face potential difficulties in obtaining capital.***

We may have difficulty raising additional capital in the future because of our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions, among other factors. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, scale back the scope of or eliminate one or more of our development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

*5. We may implement new lines of business or offer new products and services within existing lines of business.*

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

*6. We rely on other companies to provide services for our products.*

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform, to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

*7. The Company's success depends on the experience and skill of its executive officers and key employees.*

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

*8. Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.*

We are dependent on certain key personnel to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***9. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***10. We need to develop and introduce new products in a competitive, demanding and continuous changing environment rapidly and successfully.***

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***11. The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***12. Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including based on price, sales and marketing programs, technology, or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***13. Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer or vendor loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***14. Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centres as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

*15. Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.*

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

*16. The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.*

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security, such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud, could cause our business and results of operations to suffer materially. Additionally, the success of our online operations will depend upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

*17. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.*

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

**18. Changes in federal, state, or local and international laws and government regulation could adversely impact our business.**

The Company is subject to legislation and regulation at the federal, local, and state levels and, in some instances, at the international level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of noncompliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state, local and international legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state local and international laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

**19. We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, local or international laws or regulations applicable to us, our business could suffer.**

We are also subject to a wide range of federal, state, local and international laws, and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**20. Changes in employment laws or regulation could harm our performance.**

Various federal, state, and international labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and in the United States the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the US National Labor Relations Board and increased employee litigation including claims relating to the US Fair Labor Standards Act and similar or equivalent international Acts in the countries in which we conduct business in.

# BUSINESS

## Description of the Business.

The Company has developed a digital enablement platform for merchants wishing to reach travelers already in the destination. Travelers, on their side, are provided with a mobile app for everything they need upon arrival at the destination and during their trip. The solution offers a comprehensive range of tools to merchants such as campaign creation and monitoring dashboards, reporting, Business Intelligence, and mobile digital payments. Together with that, we provide a wide array of services to travelers including curation of the latest local happenings, travel activities, attractions, food, entertainment, wellness, and more. The Company aims to simplify and improve the connection between merchant and customer by empowering the local vendor with real-time digital capabilities.

## Product & Services

The Company platform aggregates various products, services, deals, and promotions from all onboarded and connected merchants. This merchant inventory is delivered to travelers via a mobile app and is available for real-time booking and purchase. The Company intends to apply machine learning and developing Artificial Intelligence algorithms to predict the most desired activities and offerings based on users' interests and preferences. Digital in-app payment and redemption authentication is completed via QR (Quick Response) code scanning to authenticate and validate the purchase at the merchant location.

The Company platform directly integrates into the merchant inventory systems allowing registered merchants to monitor and quickly adjust their marketing and sales campaign performance in real-time.

## Go To Market Strategy and Market Opportunity

The Company is establishing co-marketing partnerships with airlines, hotels, Government Tourism Boards, destination travel companies, and local merchants to capture in-destination arrivals. The Company platform is designed to help merchant partners reach their potential customers with real-time offerings while driving organic traffic to the mobile app.

The initial target market is Oceania, and in March 2023, the Company released the GoFiji branded mobile app on the platform, available for download on both Apple and Google stores. Expansion is planned to New Zealand and other Oceania and Asia destinations.

The Company aim is to capture the travelers' holiday spend, comprising of mostly unplanned and spontaneous purchases while in the destination.

## Technology and Content

The Company development team follows best practices and utilizes both in-house and contracted resources to build and improve the technology platform. The platform leverages API (Application Programming Interfaces) integrations to aggregate content from multiple travel, hospitality, and retail sources, providing real-time access to an extensive range of products and services. The Company has already contracted to major platforms such as LIVN and TripFactory, giving access to a potential global inventory of over 700,000 travel products.

The Company is actively onboarding pioneer retail, wellness, and duty-free partners and merchants in Fiji, to expand its offerings, and creating new revenue streams.

**Competition**

The travel sector and markets in which our products are sold are highly competitive. There are hundreds of travel mobile apps available online, most of which focus on pre-trip purchases such as air and hotel bookings, with global players like Expedia and Booking.com dominating the market. Other travel platforms, such as Klook and Viator, primarily offer travel activities and local tours in destination, but few extend to provide a comprehensive range of local experiences and merchant services such as events, culture, shopping, wellness, and destination current information like our Company. We are aware this can and likely will change in the future, making it important for us to advance our technology and expand our destination offerings.

**Intellectual Property**

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

**Domain Names**

The Company owns the following domain names:
www.smoovex.net
www.goxperience.it
www.gofiji.net

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities as well as international laws in the countries in which we operate. These laws and regulations are subject to change.

The Company subsidiary was licenced in Singapore July 5, 2021, as a Travel Agent, licence number: TA03423

**Litigation**

The Company through its Singapore subsidiary in January 2023 applied to the high court of Singapore to recover loss of assets and revenue for our mobile top up business in Singapore, which was initially put up for disposal. The defendants have requested for court mediation session in Q2 2023. It is believed this will not have a material impact on the overall operations of the Company. Any potential damages awarded to the Company would go towards working capital.

# DIRECTORS, OFFICERS, AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

**Gregory Duffell** – Chief Executive Officer

Cranium Ventures Ltd.- Chief Commercial Officer, 2018 to 2020
JUNGL Learn APAC- Chief Revenue Advisor, 2019 to 2021
Coded Minds Asia- Chief Commercial Officer, 2020 to 2021

Short Bio:
Greg has 35 years in global Travel & Tourism technology, STEM Education, FinTech marketplaces and franchising. He was formerly CCO Cranium Ventures; President/CEO of Pacific Asia Travel Association (PATA) leading the regions travel industry; Manager Strategy and Business Development for Emirates/dnata Group in Dubai; CEO of Bangkok-based, Indochina Services Travel Group; General Manager-Worldwide Network for Thomas Cook Group; and Regional Director - Asia Pacific for Budget Rent A Car.

Work Experience: https://www.linkedin.com/in/greg-duffell/

**Ong Chin Yew (Francis)** – Chief Financial Officer

Smoove Xperience Pte. Ltd. – CFO, 2020 to present.
xTripz Network Pte Ltd – CFO, 2021 to present.
Transit Protocol- CFO, 2019 to present.

Short Bio:
CFO of Transit Protocol, the majority shareholder of SmooveX. Experienced technology entrepreneur with strong sales and operation background, holding senior positions in IBM, Datacraft and Hitachi Systems Digital Services where he was Managing Director then became Deputy CEO.
Work Experience: https://www.linkedin.com/in/francis-ong-1546821/

**Michael Tan** – Chief Investment Officer

500 Startups – Mentor. 2021 to present.
Transit Protocol Pte Ltd – COO, 2018 to present.
Smoove Xperience Pte. Ltd. - Chief Product Architect, 2020 to 2021.

Education:
Edinburgh Business School/Heriot Watt University, Post Graduate Business Management 2002 Nanyang Technology University Singapore, Entrepreneurial Studies 2017
Stanford University March 2015 Executive Program - business Administration & Management

Short Bio:
Michael is a seasoned technopreneur with over 25 years of consulting and investment experience in APAC, dealing with MNCs, SMEs and start-ups. PE Fund partner and mentor at 500 Startups.

Work Experience: https://www.linkedin.com/in/supadynamike/

**Alexandra Danilov** – Chief Product Officer

Shopster – CEO, 2012 to 2020
Zap Delivery – CTO, 2015 to 2020
Transit Protocol, CTO, 2018 to present.

Short Bio:
Alex is a serial tech entrepreneur and advisor in Russia, Thailand and Singapore with SmooveX, Zap Delivery, Shopster, etc. He previously worked in management roles in big firms including Ogilvy Public Relations.

Work Experience: https://www.linkedin.com/in/alexanderdanilov/

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or wilful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**
The Company currently has 2 Officers in the United States. The Company's Singapore subsidiary has 6 employees, and its Joint Venture in New Zealand has 6 employees. The Company also utilizes independent contractors and advisors.

# CAPITALIZATION AND OWNERSHIP

The Company's authorized capital stock consists of 50,000,000 shares of common stock, par value $0.0001 per share as per the First Amended and Restated Certificate of Incorporation filed in Delaware on December 20, 2022. As of December 31, 2022, there were 13,954,369 shares of Common Stock and no shares of Preferred Stock issued and outstanding. The holders of shares of Common Stock are entitled to one vote per each share of Common Stock held at all meetings of stockholders.

The capitalization of the Company as of December 31, 2022, is as follows, with the largest ten holders of shares in the Company listed below:

|  | Shareholder | Number of Shares | Percentage |
|---|---|---|---|
| 1 | Transit Protocol | 11,000,000 | 78.83% |
| 2 | Ku Swee Kwong | 595,138 | 4.26% |
| 3 | See Kok Yang | 595,138 | 4.26% |
| 4 | Roch Low | 330,033 | 2.37% |
| 5 | Ong Lee Koon | 236,000 | 1.69% |
| 6 | Beni Sia | 220,022 | 1.58% |
| 7 | Roch Low | 200,000 | 1.43% |
| 8 | Goh Eng Kiat | 110,011 | 0.79% |
| 9 | Derek Yeo Chee Hong | 110,011 | 0.79% |
| 10 | Idealz International | 88,456 | 0.63% |
|  | Others | 436,228 | 3.13% |
|  | MG Teixeira Inc.* | 33,332 | 0.24% |
|  | **Total Issued** | **13,954,369** | **100%** |

The Company has offered non-statutory stock options to the following persons as of December 31, 2022:

|  | Name | Number of Options | Expiry Date |
|---|---|---|---|
| 1 | Gregory Duffell | 200,000 | 12/31/2023 |
| 2 | Lai Chiun Shen | 150,000 | 12/31/2023 |
| 3 | Lam Seak Wai | 100,000 | 12/31/2023 |
| 4 | Tony Tongyen Phu | 500,000 | 11/30/2023 |

## Regulation CF Offering*

On November 4, 2022, the Company issued $52,876.97 (equal to 33,332 shares) in Common Stock to MG Teixeira Inc., the record owner, through a crowd funding financing transaction under Regulation Crowdfunding pursuant to Section 4(a)(6) ("Section 4(a)(6) Securities") of the Securities Act of 1933 ("Securities Act"), (the "Regulation CF Transaction"). The proceeds of the financing were used to fund working capital, product development and growth.

The Regulation CF Transaction was conducted through NetCapital Funding Portal Inc (the "Intermediary") from April 29, 2022, to October 29, 2022. The Intermediary received 4.9% of the proceeds of the Regulation CF Transaction in cash of the total amount raised in the transaction (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $50,286.02 in nett proceeds from the offering.

## Ownership

At this time the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: Transit Protocol Holdings P/L.

## FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as **Exhibit B**, in addition to the following information.

## Operations

Smoove Xperience, Inc. (the "Company") was incorporated on October 21, 2021, under the laws of the State of Delaware, and is headquartered in Covina, California. The Company also conducts business through its wholly owned subsidiaries, Smoove Xperience P/L, a Singapore company, registered on September 2, 2020, and its wholly owned subsidiary, Smoovex Singapore P/L, a Singapore Company, registered on February 16, 2021. Upon the creation of the Company, the Singapore entities were consolidated with, and into, the Company on November 16, 2021.

The Company formed a joint venture, Smoove Xperience Pacific Limited, registered on April 8, 2022, in New Zealand through its Singapore subsidiary, upon formation it initially held 38% share and later increased this to 60% in early 2023.

## Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2022, the Company had an aggregate of $29,306 in cash and cash equivalents.

## Liquidity and Capital Resources

In October 2022, the Company completed an offering pursuant to Regulation CF and raised a nett of $50,286.02 from the offering.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

**Material Changes and Other Information**

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit B.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

**EXHIBIT B**
**FINANCIALS (UNAUDITED)**
**(EXHIBIT B TO FORM C-AR)**
April 28, 2023

The accompanying consolidated financial statements of Smoove Xperience Inc., and its subsidiary Smoove Xperience PTE. LTD., (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022, and December 31, 2021, and the related consolidated statement of operations, and the related notes to the consolidated financial statements were prepared by the Company independent accountants, EMS Consulting Services, LLC., based in New York, and reviewed by Company Management.

**Smoove Xperience Inc.**

**CONSOLIDATED BALANCE SHEET**
**For the Period Ending December 31, 2022 - 2021**
(Unaudited)
Expressed in United States Dollars

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 29,306 | $ 82,736 |
| Accounts receivable | 9,660 | 38,112 |
| Due from related parties | 21,880 | - |
| Total current assets | 60,846 | 120,848 |
| Property and equipment, net | 5,893 | 6,130 |
| Intangible assets, net | 626,798 | 1,047,134 |
| Deposits | 6,741 | 6,875 |
| Total assets | $ 700,278 | $ 1,180,987 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 112,518 | $ 96,132 |
| Accrued expenses | 24,414 | 81,777 |
| Due to related parties | 143,812 | 29,118 |
| Total liabilities | 280,744 | 207,027 |
| Stockholders' equity: | | |
| Common stock | - | - |
| Additional paid-in capital | 2,355,266 | 2,144,788 |
| Accumulated deficit | (1,939,860) | (1,174,956) |
| Accumulated other comprehensive income (loss) | 4,128 | 4,128 |
| Total stockholders' equity | 419,534 | 973,960 |
| Total liabilities and stockholders' equity (deficit) | $ 700,278 | $ 1,180,987 |

See accompanying notes to financial statements.

## Smoove Xperience Inc.

## CONSOLIDATED STATEMENT OF INCOME/(LOSS)
**For the Period Ending December 31, 2022 – 2021**
(Unaudited)

| | Year Ended December 31, 2022 | Year Ended December 31, 2021 |
|---|---|---|
| Revenue | $ 245,160 | $ 1,182,588 |
| Cost of revenue | 217,539 | 990,019 |
| Gross profit | 27,621 | 192,569 |
| Operating expenses: | | |
| Research and development | 39,370 | 1,029,999 |
| Sales and marketing | 2,527 | 152,877 |
| General and administrative | 750,628 | 964,094 |
| Total operating expenses | 792,525 | 2,146,970 |
| Loss from operations | (764,904) | (1,954,401) |
| Provision for income taxes | - | - |
| Net loss | $ (764,904) | $ (1,954,401) |
| Foreign currency translation | - | 11,032 |
| Comprehensive loss | $ (764,904) | $ (1,943,369) |

See accompanying notes to financial statements.

## Smoove Xperience Inc.

## CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
**For the Period Ending December 31, 2022 – 2021**
(Unaudited)

| | Common Stock Shares | Common Stock Amount | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| **Balances at December 31, 2020** | 11,000,000 | $ - | $ 466,748 | $ (90,650) | $ (3,847) | $ 372,251 |
| Issuance of shares | 2,618,037 | - | 1,678,040 | - | - | 1,678,040 |
| Net loss | - | - | - | (1,084,306) | 7,975 | (1,076,331) |
| **Balances at December 31, 2021** | 13,618,037 | - | 2,144,788 | (1,174,956) | 4,128 | 973,960 |
| Issuance of shares | 336,332 | - | 210,478 | - | - | 210,478 |
| Net loss | - | - | - | (764,904) | - | (764,904) |
| **Balances at December 31, 2022** | 13,954,369 | $ - | $ 2,355,266 | $ (1,939,860) | $ 4,128 | $ 419,534 |
| | | | 2,355,266 | (1,939,860) | - | 419,534 |

See accompanying notes to financial statements.

**Smoove Xperience Inc.**

**CONSOLIDATED STATEMENT OF CASHFLOWS**
**For the Period Ending December 31, 2022 – 2021**
(Unaudited)

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| **Cash flows from operating activities:** | | |
| Net loss | $ (764,904) | $ (1,084,306) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Amortization | 420,395 | 214,052 |
| Depreciation | 2,553 | 1,967 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | 28,452 | (38,112) |
| Due from related parties | (21,880) | - |
| Prepaid expenses | - | (6,805) |
| Accounts payable | 16,460 | 96,894 |
| Accrued expenses | (57,363) | 81,777 |
| Due to related parties | 114,694 | 228,436 |
| Net cash used in operating activities | (261,592) | (506,098) |
| **Cash flows from investing activities:** | | |
| Purchases of property and equipment | (2,316) | (8,097) |
| Purchases of intangible assets | - | (1,125,470) |
| Net cash used in investing activities | (2,316) | (1,133,567) |
| **Cash flows from financing activities:** | | |
| Issuance of shares | 210,478 | 1,678,040 |
| Net cash provided by financing activities | 210,478 | 1,678,040 |
| **Net change in cash and cash equivalents** | (53,430) | 38,375 |
| Cash and cash equivalents at beginning of year | 82,736 | 44,361 |
| Cash and cash equivalents at end of year | $ 29,306 | $ 82,736 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid for income taxes | $ - | $ - |
| Cash paid for interest | $ - | $ - |

See accompanying notes to financial statements.

## NATURE OF OPERATIONS

Smoove Xperience Inc., (the "Company") was incorporated on October 20, 2021, in the state of Delaware. Smoove Xperience Pte. Ltd. was founded on September 2, 2020 ("Inception") in Singapore. The consolidated financial statements (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Covina, California and the subsidiaries operate in Singapore.

The Company was formed as an online and mobile marketplace for travel, hospitality and retail services, as well as for the development of e-commerce applications. Smoove Xperience team built a social travel app to help travelers with everything they will need to easily travel smoothly around the world.

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Basis of Consolidation**
The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

**Basis of Presentation**
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

**Use of Estimates**
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**
Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

**Property and Equipment**
Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are between 3 and 5 years.

**Intangible Assets**
Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related

assets. Intangibles include licenses and software and are amortized over the period of five years.

## Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

## Income Taxes

Smoove Xperience Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

## Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:
Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer either a good or service (or a bundle of goods or services) that is distinct, or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing a platform for travel helping travelers with everything they will need to easily travel smoothly around the world.

## Advertising and Promotion
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $2,527 and $152,877 respectively, which is included in sales and marketing expenses.

## Research and Development Costs
Costs incurred in the research and development of the Company's products are expensed as incurred.

## Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2023, which is the date the financial statements were issued.

## Recently Issued and Adopted Accounting Pronouncements
In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within

fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, compensation – stock compensation, to expand the scope of Topic 718, compensation – stock compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC.

Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**DETAILS OF CERTAIN ASSETS AND LIABILITIES**
Accounts receivable consist primarily of trade receivables, accounts payable consist primarily of trade payables, accrued expenses comprise primarily wages and salaries accruals while other assets refer to prepaids and deposits.

**PROPERTY AND EQUIPMENT**
As of December 31, 2022, and December 31, 2021, Net property and equipment consists of $5,893 and $6,130 respectively.

**INTANGIBLE ASSETS**
As of December 31, 2022, and December 31, 2021, Net intangible assets amounted to $626.798 and $1,047,134 respectively.

**CAPITALIZATION and equity transactions**
**Common stock**
As of December 31, 2022, and December 31, 2021, 13,954,369 common shares and 13,618,037 common shares have been issued and are outstanding, respectively.

**Income Taxes**
The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, amounted to $0 in both years respectively.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 amounted to $0 in both years respectively

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2022, the Company had net operating loss ("NOL") carryforwards of approximately $764,904. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

**Related Party TRANSACTIONS**
The Company has determined that key management personnel consisted of executive and non-executive members of the Board of Directors and corporate officers.

As of December 31, 2022, and 2021, amounts due from related parties were $21,880 and $0 respectively.

As of December 31, 2022, and 2021, amounts due to related parties were $143,814 and $29,118 respectively.

**Commitments and Contingencies**

**<u>Contingencies</u>**
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**<u>Litigation and Claims</u>**
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business.

The Company through its Singapore subsidiary in January 2023 applied to the high court of Singapore to recover loss of assets and revenue for our mobile top up business in Singapore, which was initially put up for disposal. The defendants have requested for court mediation session in Q2 2023. It is believed this will not have a material impact on the overall operations of the Company.

**SUBSEQUENT EVENTS**
The Company has evaluated subsequent events that occurred after December 31, 2022, through April 28, 2023, which is the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.